FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2010

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN JAPAN, AUSTRALIA OR THE REPUBLIC OF ITALY

(SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW)

May 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP PLC AND NATIONAL WESTMINSTER BANK PUBLIC LIMITED COMPANY ANNOUNCE FINAL RESULTS OF THEIR TENDER OFFER

Further to the announcement on May 4, 2010, The Royal Bank of Scotland Group plc ("RBSG") and National Westminster Bank Public Limited Company ("NatWest" and, together with RBSG, the "Offerors") announced today the final results of their tender offer (the "Tender Offer") for the outstanding securities of each series listed in the table at the end of this press release (collectively, the "Securities") issued by RBSG, NatWest and certain of their affiliates. The Tender Offer expired at 12:00 midnight, New York City time, on May 3, 2010 (which was the end of the day of May 3, 2010) (the "Expiration Time").  Settlement of the Tender Offer will occur today.

Capitalized terms not otherwise defined in this press release have the same meaning assigned to them in the Offer to Purchase dated April 6, 2010, as amended and supplemented from time to time (the "Offer to Purchase") relating to the Tender Offer.

Final Results of the Tender Offer

An aggregate face amount of $3,904,266,527.60 of the outstanding Securities was validly tendered and not validly withdrawn. The table at the end of this release sets forth in detail the amount of Securities of each series validly tendered as of the Expiration Time. Securities that were not successfully tendered for purchase pursuant to the Tender Offer at or prior to the Expiration Time will remain outstanding following the Tender Offer.

RBSG and NatWest will today accept for purchase validly tendered Securities in an aggregate face amount of $3,199,976,525. The last series of Securities that will be accepted in the Tender Offer is the series at Acceptance Priority Level 14. RBSG will accept a portion of the validly tendered Securities in such series on a pro rata basis. For the series of Securities with Acceptance Priority Level 14, an aggregate face amount of $175,407,000 was validly tendered, and after applying a proration factor of 2.4967504% for such series (determined in accordance with the Offer to Purchase) and subsequently rounding the resulting amounts, an aggregate face amount of $4,356,000 will be accepted for purchase. For the series of Securities with Acceptance Priority Level 8, an aggregate face amount of $487,090,000 was validly tendered but, as provided for in the Offer to Purchase, since such amount is not divisible by $100,000, $90,000 was not accepted for purchase as determined by lot, resulting in an aggregate face amount of $487,000,000 being accepted.

On the date hereof, the Tender Agent will arrange for all purchased Securities to be transferred to or to the order of the relevant Offeror (in the case of the RBSG ADSs and NatWest Series C ADSs, having first been transferred on trust to the Preference Share Trustee), and the Offerors will deliver to the Tender Agent for delivery to tendering holders the amount of cash necessary to pay to each holder of Securities an amount equal to the sum of the applicable Tender Offer Consideration plus, in each case, Accrued Distributions. This will result in an aggregate purchase price for the tendered Securities of $1,910,427,352.37.

The table below sets out (i) the aggregate face amount of each series of Securities that has been accepted for purchase, (ii) the aggregate face amount of each series of Securities outstanding following the Tender Offer, (iii) the Tender Offer Consideration to be paid for each series of Securities and (iv) the Accrued Distributions to be paid for each series of Securities:

Securities Code	Accept- ance Priority Level	Offeror	Title of Securities	Face Amount per Security	Aggregate Face Amount Accepted for Purchase	Aggregate Face Amount Outstanding Following the Tender Offer(1)	Tender Offer Consideration(2) per Security or as a percentage of Face Amount Accepted	Accrued Distributions per Face Amount

ISIN: US7800977479 CUSIP: 780097747	1	RBSG	ADSs, Series R, representing 6.125% Non-cumulative Dollar Preference Shares, Series R, issued by RBSG on December 27, 2006	$25	$395,901,700.00	$254,098,300.00	$14.00 per Security	$0.153125
ISIN: US7800977628 CUSIP: 780097762	2	RBSG	ADSs, Series P, representing 6.250% Non-cumulative Dollar Preference Shares, Series P, issued by RBSG on November 9, 2005	$25	$302,917,325.00	$247,082,675.00	$14.00 per Security	$0.156250
ISIN: US7800977966 CUSIP: 780097796	3	RBSG	ADSs, Series M, representing 6.400% Non-cumulative Dollar Preference Shares, Series M, issued by RBSG on August 26, 2004	$25	$346,853,275.00	$578,146,725.00	$14.00 per Security	$0.160000
ISIN: US7800977701 CUSIP: 780097770	4	RBSG	ADSs, Series N, representing 6.350% Non-cumulative Dollar Preference Shares, Series N, issued by RBSG on May 19, 2005	$25	$447,171,000.00	$552,829,000.00	$14.00 per Security	$0.158750
ISIN: US7800977396 CUSIP: 780097739	5	RBSG	ADSs, Series S, representing 6.600% Non-cumulative Dollar Preference Shares, Series S, issued by RBSG on June 28, 2007	$25	$288,774,000.00	$661,226,000.00	$14.00 per Security	$0.165000
ISIN: US7800977545 CUSIP: 780097754	6	RBSG	ADSs, Series Q, representing 6.750% Non-cumulative Dollar Preference Shares, Series Q, issued by RBSG on May 25, 2006	$25	$158,826,550.00	$516,173,450.00	$14.00 per Security	$0.168750
ISIN: US7800977131 CUSIP: 780097713	7	RBSG	ADSs, Series T, representing 7.250% Non-cumulative Dollar Preference Shares, Series T, issued by RBSG on September 27, 2007	$25	$318,854,025.00	$1,281,145,975.00	$14.75 per Security	$0.181250
ISIN: US780097AU54 CUSIP: 780097AU5	8	RBSG	ADSs, Series U, representing 7.640% Non-cumulative Dollar Preference Shares, Series U, issued by RBSG on October 4, 2007	$100,000	$487,000,000.00	$1,013,000,000.00	66% per face amount	$764.000000
ISIN: US7800977883 CUSIP: 780097788	9	RBSG	ADSs, Series L, representing 5.750% Series L Category II Non-cumulative Dollar Preference Shares, issued by RBSG on June 23, 2003	$25	$99,303,075.00	$750,696,925.00	$16.25 per Security	$0.143750
ISIN: US7800978790 CUSIP: 780097879	10	RBSG	ADSs, Series H, representing 7.250% Non-cumulative Dollar Preference Shares, Series H, issued by RBSG on February 8, 1999	$25	$57,808,650.00	$242,191,350.00	$19.25 per Security	$0.181250
ISIN: US7800978048 CUSIP: 780097804	11	RBSG	ADSs, Series F, representing 7.650% Non-cumulative Dollar Preference Shares, Series F, issued by RBSG on March 26, 1997	$25	$43,614,800.00	$156,385,200.00	$20.00 per Security	$0.191250
ISIN: US6385398820 CUSIP: 638539882	12	NatWest	ADSs, Series C, representing 7.760% Non-cumulative Dollar Preference Shares, Series C, issued by NatWest on April 8, 1997	$25	$54,270,125.00	$245,729,875.00	$21.25 per Security	$0.107820
ISIN: US74927FAA93 CUSIP: 74927FAA9	13	RBSG	Floating Rate Non-cumulative Trust Preferred Securities issued by RBS Capital Trust IV on August 24, 2004 and September 27, 2004	$1,000	$194,326,000.00	$275,875,000.00	52% per face amount	$1.090130
ISIN: US749274AA41 CUSIP: 749274AA4	14	RBSG	4.709% Non-cumulative Trust Preferred Securities issued by RBS Capital Trust I on May 21, 2003	$1,000	$4,356,000.00	$317,570,000.00	66% per face amount	$16.481500
ISIN: US74927QAA58 CUSIP: 74927QAA5	15	RBSG	5.512% Non-cumulative Trust Preferred Securities issued by RBS Capital Trust III on August 24, 2004	$1,000	$0.00	$356,527,000.00	66% per face amount	$0.00
ISIN: US74927PAA75 CUSIP: 74927PAA7	16	RBSG	6.425% Non-cumulative Trust Preferred Securities issued by RBS Capital Trust II on December 10, 2003	$1,000	$0.00	$393,573,000.00	67% per face amount	$0.00
ISIN: US780097AS09 CUSIP: 780097AS0 and ISIN: XS0323865047 CUSIP: 032386504	17	RBSG	6.990% Fixed Rate/Floating Rate Preferred Capital Securities issued by RBSG on October 4, 2007	$100,000	$0.00	$563,705,000.00	74% per face amount	$0.00
ISIN: US780097AH44 CUSIP: 780097AH4	18	RBSG	7.648% Perpetual Regulatory tier One securities, Series 1 issued by RBSG on August 20, 2001	$1,000	$0.00	$761,746,000.00	86% per face amount	$0.00

______

(1)        Excludes the aggregate face amount of such Securities held by RBSG and/or its subsidiaries following the Tender Offer.

(2)        The Tender Offer Consideration does not include Accrued Distributions which will be paid by the Offerors in addition to the Tender Offer Consideration.

General Information Regarding the Tender Offer

RBS Securities Inc. acted as Global Arranger, Joint Lead Dealer Manager and Advisor, Banc of America Securities LLC acted as Lead Dealer Manager and Advisor, Morgan Stanley & Co. Incorporated acted as Lead Dealer Manager, and J.P. Morgan Securities Inc. and HSBC Securities (USA) Inc. acted as Dealer Managers. D.F. King & Co., Inc. served as information agent and BNY Mellon Shareowner Services served as tender agent.

About RBSG and NatWest

RBSG is the holding company of a large global banking and financial services group.  Headquartered in Edinburgh, RBSG operates in the United Kingdom, the United States and internationally through its two principal subsidiaries, The Royal Bank of Scotland plc ("RBS") and NatWest.  Both RBS and NatWest are major UK clearing banks whose origins go back over 275 years. In the United States, RBSG's subsidiary Citizens Financial Group Inc. is a large commercial banking organization.  RBSG has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers in over 50 countries.

Offer and Distribution Restrictions

General

This press release must be read in conjunction with the Offer to Purchase and accompanying Letter of Transmittal. No offer to purchase any securities is being made pursuant to this press release. Neither this press release nor the Offer to Purchase and accompanying Letter of Transmittal constitutes an offer to purchase in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws and tenders of Securities pursuant to the Tender Offer will not be accepted from holders thereof in any jurisdiction where such invitation or tender is unlawful.

The distribution of this press release in certain jurisdictions may be restricted by law. Persons into whose possession this press release and/or the Offer to Purchase and accompanying Letter of Transmittal comes are required to inform themselves about, and to observe, any such restrictions.

Italy

The Tender Offer was not made, directly or indirectly, in the Republic of Italy. The Tender Offer, this press release, the Offer to Purchase and any other documents or materials relating to the Offer have not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, neither the Offer to Purchase, this press release nor any other offering material relating to the Tender Offer or the Securities was or may be distributed or made available in the Republic of Italy.

United Kingdom

The communication of (i) this press release, (ii) the Offer to Purchase, and any other documents or materials relating to the Tender Offer have not been and will not be made, and such documents and/or materials have not been and will not be approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, the documents and/or materials referred to in (ii) were not distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the documents and/or materials referred to in (i) and (ii) as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")) (and any persons who do not have professional experience in matters relating to investments should not rely on such documents and/or materials) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made in accordance with the Financial Promotion Order.

Other

The Tender Offer is subject to further distribution restrictions as more fully set out in the Offer to Purchase.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  06 May 2010

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Senior Assistant Secretary